Exhibit 99.1

Pembina Pipeline Corporation Reports First Quarter Results

First quarter results reflect the resilience of Pembina's diversified and integrated business

All financial figures are in Canadian dollars unless noted otherwise.

CALGARY, May 7, 2020 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today its financial and operating results for the first quarter of 2020.

Financial and Operational Overview

	3 Months Ended March 31
($ millions, except where noted)(unaudited)	2020	2019
Revenue	1,671	1,968
Net revenue(1)	865	774
Gross profit	728	588
Earnings	314	313
Earnings per common share – basic (dollars)	0.50	0.55
Earnings per common share – diluted (dollars)	0.50	0.55
Cash flow from operating activities	410	608
Cash flow from operating activities per common share – basic (dollars)(1)	0.75	1.20
Adjusted cash flow from operating activities(1)	576	578
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	1.05	1.14
Common share dividends declared	346	290
Dividends per common share (dollars)	0.63	0.57
Capital expenditures	483	361
Total volume (mboe/d)(2)	3,508	3,403
Adjusted EBITDA(1)	830	773

(1) Refer to "Non-GAAP Measures".
(2) Total revenue volumes. Revenue volumes are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in thousand barrels of oil equivalent per day ("mboe/d"), with natural gas volumes converted to mboe/d from millions of cubic feet per day ("MMcf/d") at a 6:1 ratio.

Financial and Operational Overview by Division

	3 Months Ended March 31
	2020			2019
($ millions, except where noted)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)
Pipelines	2,629	396	550	2,507	340	457
Facilities	879	174	256	896	158	232
Marketing & New Ventures(3)	—	157	55	—	93	121
Corporate	—	1	(31)	—	(3)	(37)
Total	3,508	728	830	3,403	588	773

(1)	Pipelines and Facilities divisions are revenue volumes, which are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio.
(2)	Refer to "Non-GAAP Measures".
(3)	Marketed natural gas liquids ("NGL") volumes are excluded from Volumes to avoid double counting. Refer to "Marketing & New Ventures Division" in Pembina's Management's Discussion and Analysis for the period ended March 31, 2020 ("MD&A") for further information.

Financial & Operational Highlights

  First quarter earnings of $314 million are in line with the same period in the prior year. Earnings in the first quarter were positively impacted by higher gross profit in both Pipelines and Facilities from additional assets following the acquisition of Kinder Morgan Canada and the U.S. portion of the Cochin Pipeline (the "Kinder Acquisition"), combined with consistent performance from Pembina's other assets. Marketing & New Ventures was negatively impacted by lower margins on crude oil and NGL sales during the quarter, offset by higher unrealized gains on commodity-related derivatives due to decreasing forward prices for crude oil and NGL compared to contract positions. Net finance costs increased during the quarter, however the increase was primarily attributable to unrealized foreign exchange losses on U.S. dollar denominated debt and non-commodity related derivative financial instruments following the decrease in value of the Canadian dollar relative to the U.S. dollar.
  Record first quarter adjusted EBITDA of $830 million represents a seven percent increase over the same period in the prior year. The first quarter was positively impacted by the contribution from new assets following the Kinder Acquisition, combined with increased volumes on the Peace Pipeline system, partially offset by lower margins on crude oil and NGL sales in the marketing business as a result of the sharp decline in commodity prices during the first quarter of 2020 and a lower contribution from Alliance Pipeline due to the narrower AECO-Chicago natural gas price differential.
  Cash flow from operating activities of $410 million for the first quarter was a decrease of 33 percent over the same period in the prior year. The decrease was primarily driven by an increase in taxes paid as the final payment of 2019 taxes was made, the change in non-cash working capital and a decrease in distributions from equity accounted investees, partially offset by an increase in operating results after adjusting for non-cash items. On a per share (basic) basis, cash flow from operating activities for the first quarter decreased by 38 percent, compared to the same period in the prior year, due to the same factors, as well as additional common shares issued pursuant to the Kinder Acquisition.
  Adjusted cash flow from operating activities of $576 million in the first quarter was consistent with the same period in the prior year. Year-over-year results were consistent largely due to the same factors impacting cash flow from operating activities, net of the increase in taxes paid, change in non-cash working capital, combined with the decrease in accrued share-based payment expense as a result of Pembina's lower share price reducing long-term incentives. On a per share (basic) basis, adjusted cash flow from operating activities for the first quarter decreased by eight percent compared to the same period in the prior year, due to the same factors, as well as additional common shares issued pursuant to the Kinder Acquisition.
  Total volumes of 3,508 mboe/d for the first quarter represented a three percent increase over the same period in the prior year.

Divisional Highlights

  Pipelines reported adjusted EBITDA for the first quarter of $550 million, which represents a 20 percent increase compared to the same period in the prior year. The quarter was positively impacted by higher revenue associated with the Cochin Pipeline and Edmonton Terminals following the Kinder Acquisition, combined with increased volumes on the Peace Pipeline system, partially offset by increased operating expenses associated with the larger asset base and a lower contribution from Alliance Pipeline due to the lower AECO-Chicago natural gas price differential.

  Pipelines volumes of 2,629 mboe/d in the first quarter represents a five percent increase compared to the same period in the prior year.  Volumes were positively impacted by the contribution from the Cochin Pipeline following the Kinder Acquisition, combined with increased volumes on the Peace Pipeline system, partially offset by lower volumes on the Alliance Pipeline due to a narrower AECO-Chicago natural gas price differential. Pipeline revenue, and consequently revenue volumes, in the first quarter of both 2020 and 2019 reflected the deferral of certain take-or-pay revenue under IFRS 15. In the first quarter of 2020, $14 million of revenue in excess of the amount recognized was deferred.
  Facilities reported first quarter adjusted EBITDA of $256 million, which represents a 10 percent increase compared to the same period in the prior year. The first quarter was positively impacted by additional revenue from Duvernay II, Vancouver Wharves and the Redwater Co-generation Facility, combined with lower power costs in the gas services business, partially offset by lower revenues at the Cutbank Complex and higher operating expenses related to Vancouver Wharves.

  Facilities volumes of 879 mboe/d in the first quarter represents a two percent decrease compared to the same period in the prior year. Volumes during the first quarter were impacted by lower supply volumes at the Redwater Complex due to current market conditions, combined with decreased volumes at the Cutbank Complex, partially offset by additional volumes associated with Duvernay II being placed into service.
  Marketing & New Ventures reported fourth quarter adjusted EBITDA of $55 million, which represents a 55 percent decrease compared to the same period in the prior year. The first quarter decrease was largely due to lower margins on crude oil and NGL sales as a result of the sharp decline in commodity prices during the first quarter of 2020, combined with a lower contribution from Aux Sable due to the narrower AECO-Chicago natural gas price differential and NGL prices.

  NGL sales volumes of 195 mboe/d in the first quarter represents a 10 percent decrease compared to the same period in the prior year. Volumes for the first quarter were negatively impacted by lower supply volumes at the Redwater Complex, partially offset by increased volumes at Aux Sable.

Executive Overview(1)

During this challenging and unprecedented period, everyone at Pembina hopes the Company's stakeholders - its employees, communities, customers and investors - are safe, healthy and finding a way to manage through these uniquely difficult circumstances.  Pembina remains focused on the business and meeting the needs of customers while acknowledging the human impact and the immense toll the COVID-19 pandemic is having on everyone.

The current pandemic has far reaching implications for both human health and the health of the global economy. The concurrent decline in global energy prices further magnifies this crisis for energy-related businesses and the people and communities that are dependent upon them.

Today, while Pembina reported strong quarterly financial and operational results, the impact of these crises will begin to materialize more fully in subsequent quarters and this has informed Pembina's outlook for the remainder of the year, including our 2020 guidance, as discussed further below. In response to the health pandemic and the resulting significant decline in global energy prices, Pembina previously announced a decisive action plan to protect all its stakeholders.

  The Company has taken the necessary steps to protect human health and support government and community efforts to slow down the spread of the COVID-19 virus. In line with recommendations from health authorities, Pembina restricted business travel, cancelled large group meetings and is requiring non-essential employees and contractors who can work from home to do so.
  Pembina has determined the essential staff and critical infrastructure required to ensure uninterrupted service to customers while maintaining the safety of its assets, employees and other stakeholders. The Company has not experienced any operational disruptions to its assets as a result of COVID-19.
  The Company also announced the deferral of some expansion projects to reflect current market realities and uncertainty over the duration of this downturn. Further, additional discretionary capital investment has been removed from Pembina's 2020 capital budget. The result is a $900 million to $1.1 billion reduction to the Company's 2020 capital investment plans. These reductions will be directed towards reducing Pembina's leverage and enhancing its financial position. Importantly, these measures will have no impact on Pembina's existing base business or its ability to continue to operate safely and reliably. In the event that the energy price downturn extends beyond 2020 and projects remain deferred, capital investment in 2021 is expected to be substantially lower than in 2020. This would result in Pembina generating significant excess cash flow from operating activities, after the payment of dividends, to fund capital expenditures and additional debt repayment.

$1.3 billion of new projects are expected to come into service throughout 2020 and early 2021.  The decision to continue spending on these projects was informed by the fact that they are all well advanced, or nearing completion, and are therefore expected to contribute incremental adjusted EBITDA in the near future. By contrast, the deferred projects were in the early stages of planning or construction.

Planning, engineering and regulatory work done to date on the deferred projects will allow Pembina to quickly resume these projects to meet customers' needs when global energy prices and the broader economic environment support such action.

(1)	Notwithstanding the steps taken by Pembina to mitigate the impact of the COVID-19 pandemic and the low commodity price environment on its business, these events and circumstances create and heighten certain risks and uncertainties that may impact its results of operations and financial conditions in future periods. These risks and uncertainties are outlined in more detail in Pembina's management's discussion and analysis for the first quarter of 2020 (the "Q1 MD&A") and readers are urged to carefully review this disclosure, including under section 11 "Risk Factors" of the Q1 MD&A.

Pembina recognizes that the prevailing energy prices and temporary demand disruptions have forced the Company's producing customers to take actions to preserve liquidity and strengthen their balance sheets.  Capital budgets are being drastically reduced, which will result in moderation of growth or production declines. At the same time, producers continue to require safe and reliable midstream services to ensure their products continue to reach demand markets to maximize cash generation in this environment and ensure North American energy needs continue to be met.

Pembina has evaluated the impact producer spending decisions are expected to have on its business. While some volume declines across our system are anticipated, much of Pembina's business is protected by strong contracts. Pembina expects its marketing business will be more negatively impacted by the rapid and significant decline in energy prices. However, declining volumes and a lower marketing contribution will be somewhat offset by approximately $100 million of operating and administrative cost savings and efficiencies, which have been implemented throughout the business.

Overall, Pembina continues to expect 2020 adjusted EBITDA to remain within the previously disclosed guidance range, albeit the Company expects to be near the lower end of that range based on current estimates. While factoring in reduced volumes and lower commodity prices as noted above, the duration of the current situation and large-scale shut-ins could cause Pembina to fall below the low end of the guidance range.

Pembina's business is resilient in the face of current challenges. An unwavering commitment to the Company's financial guardrails has been a guiding principle for many years and, as a result, Pembina is well positioned.

  Pembina is benefiting from the diversification efforts of the past several years. Various initiatives, including the acquisition of high-quality assets such as the Alliance and Cochin pipelines and the Edmonton Terminals storage assets, combined with ongoing development of highly contracted assets such as the Peace Pipeline system and the Duvernay Complex, have expanded Pembina's diversification across commodities, credit-worthy counterparties, producing basins and currencies. Pembina's business is comprised approximately 40 percent by the crude oil and condensate value chain, approximately 30 percent by the natural gas liquids value chain and approximately 30 percent by the natural gas value chain.
  The underlying business remains highly contracted, with between 90 and 95 percent of 2020 adjusted EBITDA, based on Pembina's 2020 guidance, supported by long-term, fee-based contracts, including approximately 68 to 72 percent coming from cost-of-service or take-or-pay contracts with no volume or price risk.
  Direct commodity exposure in Pembina's business is limited to the Marketing & New Ventures Division. Approximately 50 percent of Pembina's frac spread exposure has been hedged in 2020 and 35 percent in 2021, excluding Aux Sable.
  Approximately 80 percent of the Company's credit exposure is with investment grade and split-rated counterparties or with counterparties secured by letters of credit.  Non-investment grade and split-rated counterparty exposure is well diversified across various industries.
  The balance sheet is strong. Pembina is rated BBB with a Stable outlook by Standard & Poor's and BBB with a Stable trend by DBRS Limited and the Company is fully committed to protecting its BBB rating. Both agencies have publicly affirmed these ratings in the past two weeks.
  Further, as at May 7, 2020, the Company has ample liquidity, with $2.5 billion of available cash and borrowing capacity including a new $800 million revolving credit facility Pembina previously announced and a US$250 million non-revolving term loan announced today.
  Pembina's common share dividend of $0.21 per share per month is more than covered by fee-based cash flows, meaning the Company is not reliant on the portion of its business with direct commodity price exposure to pay the current dividend. In 2019, Pembina's common share dividend represented only 73 percent of fee-based distributable cash flow, or an all-in dividend payout ratio of 54 percent, providing ample room between the current dividend and the cash flow being generated. Pembina understands the dividend is important to investors and the Company is committed to continue paying the current dividend despite a challenging near-term business outlook.

The current situation is unparalleled and brings with it some unique challenges. However, Pembina has faced adversity before and always emerged strong.  The Company weathered the 2008-09 financial crisis and the 2015- 16 energy price collapse. Pembina remained resilient throughout these cycles, growing both organically and through acquisition, which allowed it to deliver annual increases in adjusted EBITDA and dividends per common share. Further, the Company maintained an investment grade credit rating throughout. Today, a long-term commitment to the Company's financial guardrails and decisive action to defer capital spending ensures Pembina has the balance sheet strength and liquidity to weather the current storm and ensure that upon a return to more normal economic conditions and higher energy prices, Pembina will be ready and able to continue its long track record of delivering value to all stakeholders.

Projects and New Developments(2)

Pipelines and Facilities have $1.1 billion of capital projects underway, which in aggregate are trending on budget.

Pipelines:

  Pembina's NEBC Montney Infrastructure and Wapiti Condensate Lateral were both placed into service during the quarter.
  Pembina continues to progress its Phase VI Peace Pipeline Expansion, which includes upgrades at Gordondale; a 16-inch pipeline in the La Glace to Wapiti corridor and associated pump station and terminal upgrades; and a 20-inch pipeline in the Kakwa to Lator corridor. The La Glace to Wapiti segment was placed into service during the quarter. The Kakwa to Lator segment is under construction and will be placed into service in the second quarter of 2020. The project has a capital budget of $280 million.

As previously announced, in response to the COVID-19 pandemic, the resulting virtual shutdown of the global economy and the recent significant decline in global energy prices, Pembina made the decision to defer some projects within Pipelines:

  The Phase VII Peace Pipeline Expansion, which includes a 20-inch, approximately 220-kilometer pipeline in the La Glace-Valleyview-Fox Creek corridor, as well as six new pump stations or terminal upgrades between La Glace and Edmonton, Alberta. This expansion is expected to add approximately 240 mbpd of incremental capacity upstream of Fox Creek, accessing capacity available on the pipelines downstream of Fox Creek;
  The Phase VIII Peace Pipeline Expansion, which includes 10-inch and 16-inch pipelines in the Gordondale to La Glace corridor, as well as six new pump stations or terminal upgrades located between Gordondale and Fox Creek; and
  The Phase IX Peace Pipeline Expansion, which will include 6-inch and 16-inch pipelines debottlenecking the corridor north of Gordondale as well as upgrades at one pump station.  In addition, this expansion will see existing pipelines, which are currently batching, converted to single product lines.  Once this expansion is completed, Pembina will have achieved segregated liquids transportation service for ethane- plus, propane-plus, crude and condensate across multiple pipeline systems between Gordondale and the Edmonton, Alberta area.
(2)	For further details on the Company's significant assets, including definitions, refer to Pembina's Annual Information Form filed at www.sedar.com (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.

Facilities:

  Pembina's Duvernay Sour Treatment Facilities were placed into service during the quarter.
  Pembina continues to progress Duvernay III, which includes a 100 MMcf/d sweet gas, shallow cut processing train; 20 mbpd of inlet condensate stabilization; and other associated infrastructure. A majority of the packaged equipment and pipe racks have been fabricated and set in place. The mechanical contractor has mobilized and has commenced fabrication of interconnecting pipe. The capital budget is $200 million and the project has an expected in-service date in the fourth quarter 2020.
  Pembina continues with the construction of new fractionation and terminalling facilities at the Company's Empress NGL Extraction Facility. These facilities are expected to add approximately 30 mbpd of propane-plus fractionation capacity to the facility.  Pipeline construction is complete, mechanical and electrical construction is progressing on the fractionation and rail sites and the rail track construction is expected to commence in May 2020. The project has a total capital budget of $120 million and an anticipated in-service date of late 2020.
  Development continues at Pembina's Prince Rupert Terminal located on Watson Island, British Columbia. The 25 mbpd project will primarily source propane from the Company's Redwater Complex.  Facility piping work, on site sphere assembly and marine retrofit work continued until early March. As a result of COVID- 19, Pembina had to shut down all site construction activities at that time. Pembina is currently working on a remobilization plan, with the sphere constructor currently scheduled to be back on site in May. The plans for remobilization of other contractors are currently being developed. As a result of the shut down, the project in-service date has been delayed to the first quarter of 2021, subject to regulatory and environmental approvals. The project has a capital budget of $250 million.
  Pembina continues to progress the Hythe Developments project whereby Pembina and its 45 percent owned joint venture, Veresen Midstream, will construct natural gas gathering and processing infrastructure in the Pipestone Montney region. Construction is underway. The capital budget for the Hythe Developments project is $240 million, net to Pembina, with an anticipated in-service date of late 2020.

  As previously announced, in response to the COVID-19 pandemic, the resulting virtual shutdown of the global economy and the recent significant decline in global energy prices, Pembina made the decision to defer some projects within Facilities:
  The Prince Rupert Terminal Expansion, which will increase propane export capacity to approximately 40 mbpd; and
  Pembina's Empress Co-generation Facilities, which will enable Pembina to be more efficient with its production, reduce greenhouse gas emissions, utilize heat recovery and provide a second source of power.

Marketing & New Ventures:

  Regulatory processes for the proposed Jordan Cove LNG Project are ongoing.  During the quarter, Pembina announced the receipt of a certificate of approval from the U.S. Federal Energy Regulatory Commission ("FERC") for Pembina's proposed Jordan Cove liquefied natural gas terminal and Pacific Connector Gas Pipeline. Jordan Cove is the first ever U.S. West Coast natural gas export facility to be approved by FERC. This federal approval is a significant milestone for the project and for Pembina. The Company remains focused on completing the regulatory process, receiving the remaining permits required to proceed and enabling the commercial viability of the project.  The timing and ultimate approval of this project is uncertain and dependent upon receipt of these remaining approvals.
  As previously announced, in response to the execution risks and unknown capital cost impacts associated with the COVID-19 pandemic, the resulting virtual shutdown of the global economy and the recent significant decline in global energy prices, Pembina made the decision to defer investment in its integrated PDH/PP project being developed through its joint venture entity CKPC. The PDH/PP Facility will be located adjacent to Pembina's Redwater Complex and will convert approximately 23 mbpd of locally supplied propane into polypropylene, a high value recyclable polymer.

Financing

  As previously announced on January 10, 2020, Pembina closed an offering of $1.0 billion of senior unsecured medium-term notes. The offering was conducted in three tranches, consisting of $250 million issued through a re-opening of Pembina's senior unsecured medium-term notes, series 10, having a fixed coupon of 4.02 percent per annum, paid semi-annually and maturing on March 27, 2028; $500 million issued through a re-opening of Pembina's senior unsecured medium-term notes, series 11, having a fixed coupon of 4.75 percent per annum, paid semi-annually and maturing on March 26, 2048; and $250 million issued through a re-opening of Pembina's senior unsecured medium-term notes, series 12, having a fixed coupon of 3.62 percent per annum, paid semi-annually and maturing on April 3, 2029.
  As previously announced on February 27, 2020, Canada Kuwait Petrochemical Limited Partnership closed a syndicated senior secured credit agreement consisting of a US$1.7 billion amortizing term facility and a US$150 million revolving facility, which have been guaranteed equally by the owners through the completion of construction on a several basis. The final maturity date of the term facility and revolving facility is February 27, 2027. $37 million (US$26 million) was drawn on this facility at March 31, 2020.
  As previously announced on April 6, 2020, Pembina entered into a new $800 million unsecured revolving credit facility (the "Facility") with certain existing key lenders. The Facility is available for general corporate purposes, thereby providing additional liquidity and flexibility should it be required. The Facility has an initial term of two years. The other terms and conditions of the Facility, including financial covenants, are substantially similar to Pembina's existing $2.5 billion revolving credit facility.
  On May 7, 2020, Pembina entered into an unsecured US$250 million non-revolving term loan with a global bank, which provides additional liquidity and flexibility in Pembina's capital structure in the current market conditions. The term loan has an initial term of five years. The other terms and conditions of the credit facility, including financial covenants, are substantially similar to Pembina's unsecured $2.5 billion revolving credit facility.

Dividends

  Declared and paid dividends of $0.21 per common share in January, February and March 2020 for the applicable record dates.
  Declared and paid quarterly dividends per preferred share of: Series 1: $0.306625; Series 3: $0.279875; Series 5: $0.285813; Series 7: $0.27375; Series 9: $0.296875; Series 11: $0.359375; Series 13: $0.359375; and Series 21: $0.30625 to shareholders of record as of February 3, 2020. Declared and paid quarterly dividends per preferred share of: Series 15: $0.279; Series 17: $0.301313; and Series 19: $0.3125 to shareholders of record on March 16, 2020. Declared and paid quarterly dividends per preferred share of Series 23: $0.328125; and Series 25: $0.3250 to shareholders of record on January 31, 2020.

First Quarter 2020 Conference Call & Webcast

Pembina will host a conference call on Friday, May 8, 2020 at 8:00 a.m. MT (10:00 a.m. ET) for interested investors, analysts, brokers and media representatives to discuss results for the first quarter of 2020. The conference call dial-in numbers for Canada and the U.S. are 647-427-7450 or 888-231-8191. A recording of the conference call will be available for replay until May 15, 2020 at 11:59 p.m. ET. To access the replay, please dial either 416-849-0833 or 855-859-2056 and enter the password 3298148.

A live webcast of the conference call can be accessed on Pembina's website at pembina.com under Investor Centre/ Presentation & Events, or by entering: https://produceredition.webcasts.com/starthere.jsp?ei=1290098&tp_key=0acdce5bbf in your web browser. Shortly after the call, an audio archive will be posted on the website for a minimum of 90 days.

Annual Meeting of Common Shareholders

The Company will hold its Annual Meeting of common shareholders ("AGM") on Friday, May 8, 2020 at 2:00 p.m. MT (4:00 p.m. ET).  The AGM will be held as a virtual-only meeting, which will be conducted via live audio webcast at https://web.lumiagm.com/m#/119921742. Participants are recommended to register for the virtual webcast at least 10 minutes before the presentation start time. A copy of the AGM presentation will be accessible on Pembina's website at www.pembina.com under Investor Centre, Presentation & Events.

For further information on Pembina's virtual AGM, kindly visit the Shareholder Information page under the Investor Centre tab at www.pembina.com.

About Pembina

Pembina is a leading transportation and midstream service provider that has been serving North America's energy industry for 65 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities; an oil and natural gas liquids infrastructure and logistics business; is growing an export terminals business; and is currently developing a petrochemical facility to convert propane into polypropylene. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the WCSB and the other basins where Pembina operates can reach the highest value markets throughout the world.

Purpose of Pembina:

To be the leader in delivering integrated infrastructure solutions connecting global markets;

  Customers choose us first for reliable and value-added services;
  Investors receive sustainable industry-leading total returns;
  Employees say we are the 'employer of choice' and value our safe, respectful, collaborative and fair work culture; and
  Communities welcome us and recognize the net positive impact of our social and environmental commitment.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Statements and Information

This document contains certain forward-looking statements and forward looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "schedule", "will", "expects", "estimate", "potential", "planned", "future" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, including certain financial outlook, pertaining to, without limitation, the following: Pembina's corporate strategy and the development and expected timing of new business initiatives and growth opportunities and the expected timing thereof; expectations about industry activities and development opportunities; expectations about future growth opportunities and demand for our service; expectations regarding new corporate developments and impact on access to markets; planning, construction, capital expenditure estimates, schedules, locations, regulatory and environmental applications and approvals, expected capacity, incremental volumes, in-service dates, rights, activities and operations with respect to planned new construction of, or expansions on, existing pipelines, gas services facilities, fractionation facilities, terminalling, storage and hub facilities, facility and system operations and throughput levels; anticipated synergies between assets under development, assets being acquired and existing assets of the Company; the impact of the current commodity price environment on Pembina; and the future level and sustainability of cash dividends that Pembina intends to pay its shareholders, including the expected future cash flows and the sufficiency thereof.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry exploration and development activity levels and the geographic region of such activity; the success of Pembina's operations and growth projects; prevailing commodity prices, interest rates and exchange rates and the ability of Pembina to maintain current credit ratings; the availability of capital to fund future capital requirements relating to existing assets and projects; future operating costs; geotechnical and integrity costs; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities; that there are no unforeseen material costs relating to the facilities which are not recoverable from customers; prevailing interest and tax rates; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to lawsuits and environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions; the impact of competitive entities and pricing; labour and material shortages; reliance on key relationships and agreements and the outcome of stakeholder engagement; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities, including changes in tax laws and treatment, changes in royalty rates, climate change initiatives or policies or increased environmental regulation; the failure to realize the anticipated benefits or synergies of acquisitions (including the Kinder Acquisition) due to the factors set out herein, integration issues or otherwise; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and worldwide, including changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, commodity prices, supply/demand trends and overall industry activity levels; risks relating to the current and potential adverse impacts of the COVID-19 pandemic and continued depressed commodity prices; ability to access various sources of debt and equity capital; changes in credit ratings; counterparty credit risk; technology and cyber security risks; and certain other risks detailed from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. Readers are cautioned that management of Pembina approved the financial outlook contained herein as of the date of this press release. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Non-GAAP Measures

In this news release, Pembina has used the terms net revenue, adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA), cash flow from operating activities per common share (basic), adjusted cash flow from operating activities, adjusted cash flow from operating activities per common share (basic) and fee-based distributable cash flow, which do not have any standardized meaning under IFRS. Since these non-GAAP financial measures do not have a standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies, securities regulations require that non-GAAP financial measures be clearly defined, qualified and reconciled to their nearest GAAP measure. These non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods. The intent of non-GAAP measures is to provide additional useful information respecting Pembina's financial and operational performance to investors and analysts and the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS.

Non-GAAP Proportionate Consolidation of Investments in Equity Accounted Investees Results

In accordance with IFRS, Pembina's jointly controlled investments are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are net into a single line item in the Consolidated Statement of Financial Position, Investments in Equity Accounted Investees. Net earnings from Investments in Equity Accounted Investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Earnings, Share of Profit from Equity Accounted Investees. Cash contributions and distributions from Investments in Equity Accounted Investees represent Pembina's proportionate share paid and received in the period to and from the equity accounted investment.

To assist the readers' understanding and evaluation of the performance of these investments, Pembina is supplementing the IFRS disclosure with non-GAAP disclosure of Pembina's proportionately consolidated interest in the Investments in Equity Accounted Investees. Pembina's proportionate interest in Investments in Equity Accounted Investees has been included in adjusted EBITDA.

Other issuers may calculate these non-GAAP measures differently. Investors should be cautioned that these measures should not be construed as alternatives to revenue, earnings, cash flow from operating activities, gross profit or other measures of financial results determined in accordance with GAAP as an indicator of Pembina's performance. For additional information regarding non-GAAP measures, including reconciliations to, the most directly comparable measures recognized by GAAP, please refer to Pembina's management's discussion and analysis for the year ended March 31, 2020, which is available online at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

View original content:http://www.prnewswire.com/news-releases/pembina-pipeline-corporation-reports-first-quarter-results-301055320.html

SOURCE Pembina Pipeline Corporation

View original content: http://www.newswire.ca/en/releases/archive/May2020/07/c4933.html

%CIK: 0001546066

For further information: Investor Relations, Scott Arnold, Manager Investor Relations, (403) 231-3156, 1-855-880-7404, E-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 17:00e 07-MAY-20